06006379

TED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 30416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chalres Street Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Wilton Crescent
(No. and Street)

London	England, United Kingdom	SW1X 8RN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

973-726-7583
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sacjer & Co., P.C.
(Name — *if individual, state last, first, middle name*)

162 Route 202,	Somers	NY	10589
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

6/8/06

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **Charles Street Securities, Inc.**, as of **December 31st, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07

Dierdre Steinhaus Ainbinder
Notary Public

Paul Ehrenstein
Signature

Finop
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES STREET SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

CHARLES STREET SECURITIES, INC.

CONTENTS

DECEMBER 31, 2005 AND 2004

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Charles Street Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income (loss) and comprehensive income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the fair value of the not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2005 and 2004 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having no quoted market prices, and shares and warrants of start-up privately-owned businesses. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2005 and 2004.

As discussed in note 5 to the financial statements, the Company is subject to the SEC's uniform Net Capital Rule (15c3-1) which requires, among other requirements, the maintenance of a minimum net capital and the ratio of aggregate indebtedness to net capital not in excess of 15:1. At December 31, 2005, the Company was not in compliance with these requirements.

Somers, New York
March 4, 2006

CHARLES STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 167,301	$ 160,370
Accounts receivable	36,885	64,919
Loans to stockholder	316,991	265,735
Loans to affiliate	26,115	-
Prepaid expenses	23,864	30,107
Securities owned:		
Marketable, at market value	534,110	1,191,726
Not readily marketable, at estimated fair value	-	-
Equipment, net of accumulated depreciation of $35,256 (2005) and $27,727 (2004)	20,960	20,531
Other assets	54,519	23,625
	$ 1,180,745	$ 1,757,013
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 167,318	$ 47,720
Income taxes payable	39,236	29,986
Deferred tax liability	127,139	384,761
Subordinated loan	50,000	50,000
Total liabilities	383,693	512,467
Stockholders' equity	797,052	1,244,546
	$ 1,180,745	$ 1,757,013

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue:		
Investment banking and advisory fees	$ 3,349,123	$ 3,854,710
Unrealized gain (loss) on securities	(763,313)	1,177,188
Realized gain on securities	6,928	38,866
Interest	8,172	21,788
Other income	-	2,984
	2,600,910	5,095,536
Expenses:		
Salaries and related costs	2,190,229	1,739,822
Commissions	-	1,016,321
Telephone and utilities	39,996	51,584
Office expenses	328,375	239,226
Travel and entertainment	127,180	89,307
Professional fees	385,485	262,520
Rent	120,912	171,712
Insurance	8,319	17,227
Interest expense	7,500	9,727
Miscellaneous	60,627	151,912
Depreciation	9,452	6,718
	3,278,075	3,756,076
Income (loss) before income taxes (benefit)	(677,165)	1,339,460
Income taxes (benefit)	(248,372)	420,631
Net income (loss)	(428,793)	918,829
Other comprehensive income (loss), Foreign currency translation	(18,701)	10,683
Comprehensive income (loss)	$ (447,494)	$ 929,512

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock *						
	Number of shares authorized	Number of shares issued and outstanding	Par value	Capital in excess of par	Other comprehensive income	Retained earnings (deficit)	Total
Balance, January 1, 2004	2,000	1,250	$0.13	$ 622,864	$ 9,713	$ (317,543)	$ 315,034
Foreign currency translation	-	-	-	-	10,683	-	10,683
Net income, year ended December 31, 2004	-	-	-	-	-	918,829	918,829
Balance, December 31, 2004	2,000	1,250	$0.13	622,864	20,396	601,286	1,244,546
Foreign currency translation	-	-	-	-	(18,701)	-	(18,701)
Net loss, year ended December 31, 2005	-	-	-	-	-	(428,793)	(428,793)
Balance, December 31, 2005	2,000	1,250	$ 0.13	$ 622,864	$ 1,695	$ 172,493	$ 797,052

*Par value $.0001 per share at December 31, 2005 and 2004

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (428,793)	$ 918,829
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Unrealized (gain) loss on securities owned	763,313	(1,177,188)
Realized gain on securities owned	(6,928)	(38,866)
Depreciation	9,452	6,718
Deferred income taxes (benefit)	(257,622)	384,761
Changes in operating assets and liabilities:		
Accounts receivable	28,034	(46,486)
Prepaid expenses	6,243	(5,758)
Other assets	(41,444)	6,002
Accounts payable and accrued expenses	130,148	(147,569)
Income taxes payable	9,250	29,986
Net cash provided by (used in) operating activities	211,653	(69,571)
Cash flows from investing activities:		
Purchase of equipment	(9,023)	(10,926)
Sale of securities, net	-	25,730
Loans to stockholder, net	(150,883)	(41,079)
Loans to affiliate	(26,115)	17,785
Net cash (used in) investing activities	(186,021)	(8,490)
Cash flows from financing activities	-	-
Effect of exchange rate changes on cash	(18,701)	4,866
Increase (decrease) in cash and cash equivalents	6,931	(73,195)
Cash and cash equivalents, beginning of year	160,370	233,565
Cash and cash equivalents, end of year	$ 167,301	$ 160,370

See notes to financial statements.

1. Significant accounting policies:

Nature of operations:

Charles Street Securities, Inc. is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, (c) financial advisory work, and (d) retail distribution of securities. The majority of the Company's revenue is generated in the United Kingdom.

As a registered broker/dealer under the Securities Exchange Act of 1934, the Company is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also subject to regulation by the Financial Services Authority in the United Kingdom.

Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Receivables:

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2005 and 2004, there was no such reserve for losses on the Company's accounts receivable.

Securities owned:

Securities owned are equity securities valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

Foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

The effects of translating the financial statements of the Company's retail division from its functional currency to United States dollars are presented as comprehensive income.

1. **Significant accounting policies (continued):**

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful service lives of the equipment.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 and 2004, the Company maintained its deposits in bank accounts in the United Kingdom. These deposits are not protected by the Federal Deposit Insurance Corporation or an equivalent.

Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Retail distribution business:**

During year 2001, the Company acquired its retail distribution business. Pursuant to the acquisition agreements, the selling shareholders earn compensation in addition to their employment contracts based on 74% of the annual pre-tax profits of the retail business, as defined and as adjusted for reserves. There was no such additional compensation earned for years 2005 and 2004. The agreement provision pertaining to the additional compensation does not specify an expiration date. The agreement further provides for the selling shareholders to fund subordinated loans to the Company equivalent to 74% of the amount of any net capital deficiency.

3. **Securities owned:**

Securities owned are either minimally traded or issued by start-up private companies. Marketable securities owned consist of investment securities at market values, as follows:

	Dec. 31, 2005		Dec. 31, 2004	
Security	Shares	Value	Shares	Value
Servision	536,000	$ 267,464	545,000	$ 892,497
Cubus Lux	861,000	222,310	770,000	296,696
Safe Europe	100,000	43,020		-
Various		1,316		2,533
		$534,110		$1,191,726

3. Securities owned (continued):

Shares of Servision and Cubus Lux are traded on the Alternative Investment Market, in London and their values are based on quoted mid market prices at December 31, 2005.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities, Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2005 and 2004.

4. Subordinated loan:

The Company borrowed $50,000 from its majority stockholder under a subordination agreement. The loan, which matures on September 30, 2006, is subordinated to all un-subordinated liabilities, and requires interest at 15% per annum. The amount of the subordinated loan is considered available capital under the SEC's uniform net capital rule.

Interest on this loan amounted to $7,500 for each of the years ended December 31, 2005 and 2004.

The Company had no changes in liabilities subordinated to general creditors for the year ended December 31, 2005.

5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2005, the Company was not in compliance with the minimum net capital and aggregate indebtedness to net capital requirements.

Subsequent event (unaudited):

Management computed the Company's minimum net capital and aggregate indebtedness to net capital as of January 31, 2006, and determined that the Company was in compliance with these requirements as of that date.

6. Related party transactions:

In 2004, the Company entered into an investment management agreement and an operating agreement with an affiliated limited partnership organized in the United Kingdom. Under the agreements, the Company earns a management fee of 1% to 2% annually on the net asset value of the affiliate's investment portfolios, an annual operator fee on each investment series, and a performance fee of 20% on the quarterly increase in the net asset value in the investment portfolios. Fees earned from this related party in 2005 and 2004 were $676,124 and $21,698, respectively. At December 31, 2005, the affiliate owed the Company $26,115.

7. Income taxes:

The types of temporary differences and carryforwards that give rise to significant portions of net deferred tax assets and liabilities include investment income or losses and carryforwards pertaining to capital losses and to charitable donations. At December 31, 2005, the Company has unused charitable contribution deductions of $12,645 and a capital loss carryforward of $25,414 available to reduce future capital gains expiring through year 2009.

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, and the benefits of carryforwards pertaining to contribution deductions and net operating losses.

The income tax effects of temporary differences that give rise to significant portions of the net deferred liabilities are presented as follows:

	2005	2004
Unrealized gain on securities	$ (139,858)	$ (399,385)
Donations	4,299	4,299
Depreciation	(221)	(672)
Capital loss carryover	8,641	10,997
	-	-
Total deferred tax liability, net	$ (127,139)	$ (384,761)

The significant components of the income tax provisions are presented below:

	2005	2004
Current income taxes	$ 9,250	$ 35,870
Deferred income taxes (benefit)	(257,622)	446,678
Valuation allowance	-	(61,917)
	$ (248,372)	$ 420,631

8. Lease commitment:

The Company maintains office space located in the United Kingdom under an operating lease. The lease calls for annual rent payable in British Sterling of 43,225 pounds (U.S. $74,693 at December 31, 2005) and additional rent pertaining to property taxes, insurance and other costs. The lease, which commenced during year 2003, carries a 10-year term with provision for early termination on the third or fifth anniversary dates.

9. Statement of cash flows:

Supplemental disclosures to the statement of cash flows are presented below.

	2005	2004
Interest paid	$ -	$ 2,227
Income taxes paid	7,295	5,884
Non-cash investing and financing activities:		
Payment of stockholder loan in securities	43,020	-
Receipt of management fees in securities	63,893	-

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Charles Street Securities, Inc. as of and for the year ended December 31, 2005, and have issued our report thereon dated March 4, 2006. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the fair value of not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2005 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having no quoted market prices, and shares and warrants of start-up privately-owned businesses. Accordingly, management has estimated that these securities have no reportable value at December 31, 2005.

As discussed in note 5 to the financial statements, the Company is subject to the SEC's uniform Net Capital Rule (15c3-1) which requires, among other requirements, the maintenance of a minimum net capital and the ratio of aggregate indebtedness to net capital not in excess of 15:1. At December 31, 2005, the Company was not in compliance with these requirements.

Somers, New York
March 4, 2006

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital:

Total stockholder's equity		$ 797,052
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		50,000
Other allowable credits:		
Deferred tax liability		127,139
		974,191
Deductions/non-allowable assets		
Accounts receivable	$ 36,885	
Loans to affliate	26,115	
Loans to stockholder	316,991	
Prepaid expenses	23,864	
Securities owned	502,331	
Equipment, net	20,960	
Other assets	54,519	981,665
		(7,474)
Less haircuts		15,135
Net capital (deficiency)		$ (22,609)

Aggregate indebtedness:

Accounts payable and accrued expenses	$ 167,318
Income taxes payable	39,236
Total aggregate indebtedness	$ 206,554

Computation of basic net capital requirements

Minimum net capital required (6-2/3% of $206,554)	$ 13,771
Minimum dollar net capital requirement	5,000
Net capital requirement	5,000
Net capital deficiency	(36,380)
Net capital deficiency at 1000%	(43,266)
Ratio of aggregate indebtedness to net capital	- :1

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital, as reported in the Company's Part IIA of the FOCUS report (unaudited)	$	58,473
Audit adjustments relating to:		
Additional fee income		4,196
Additional professional fees		(7,609)
Increase in operating expenses		(11,962)
Income taxes		(9,250)
Decrease in comprehensive income		(18,701)
Increase in non-allowable assets		(22,621)
Net capital (deficiency), as adjusted	$	(7,474)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Charles Street Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somers, New York
March 4, 2006